Exhibit 15

                     Acknowledgment of Independent Auditors



         We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-3) of USF&G Corporation, USF&G Capital I and USF&G Capital II, pertaining to the Cumulative Quarterly Income Preferred Securities of our reports dated May 12, 1995, except for note 10 as to which the date is May 22, 1995, August 9, 1995 and November 14, 1995 relating to the unaudited condensed consolidated interim financial statements of USF&G Corporation which are included in its Form 10-Q/A for the quarter ended March 31, 1995 and Forms 10-Q for the quarters ended June 30, 1995 and September 30, 1995, respectively.

         Pursuant to Rule 436(c) of the Securities Act of 1933 our reports are not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.



/s/ Ernst & Young LLP

Baltimore, Maryland
February 6, 1996